FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1997.

                                      OR


[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from       to

Commission file number 0-24960

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Covenant Transport, Inc.
                             400 Birmingham Highway
                          Chattanooga, Tennessee 37419

                            COVENANT TRANSPORT, INC.
                         401(k) and PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedules

           December 31, 1997 (with comparative statement of Net Assets
               Available for Plan Benefits for December 31, 1996)
                                      with
                        Report of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS


To Participants and Plan Administrator
Covenant Transport, Inc.
   401(k) and
   Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                             COOPERS & LYBRAND L.L.P.


Knoxville, Tennessee
May 27, 1998

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
For the years ended December 31, 1997 and 1996



                                                          1997        1996


Investments at fair value                            $4,919,547  $3,085,296

Contributions receivable:
  Employer                                                8,644       6,045
  Employees                                              24,071      16,721
                                                      ---------  ----------

Net assets available for plan benefits               $4,952,262  $3,108,062
                                                     ==========  ==========



The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 1997




Additions to net assets attributed to:
  Investment income:
   Dividends                                                     $   45,775
   Net appreciation of investments                                  534,527
                                                                -----------

                                                                    580,302
                                                                -----------
  Contributions:
   Employer                                                         503,675

   Employees                                                      1,672,156
                                                                -----------

                                                                  2,175,831
                                                                -----------

        Total additions                                           2,756,133
                                                                -----------
Deductions from net assets attributed to:
  Benefits paid to participants                                     900,355
  Administrative expenses                                            11,578
                                                                -----------
        Total deductions                                            911,933

Net increase in net assets                                        1,844,200


Net assets available for plan benefits:
   Beginning of year                                              3,108,062
                                                                -----------

   End of year                                                   $4,952,262
                                                                ===========




The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Notes to Financial Statements


1. DESCRIPTION OF PLAN:

   The following brief description of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   General - The Plan is a voluntary defined contribution savings plan covering substantially all employees of Covenant Transport, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Funding - The Plan is funded by employee and employer contributions. Participants may contribute up to, but not in excess of, 17% of their annual compensation. Covenant Transport, Inc. may make discretionary matching contributions to the plan not to exceed 6% of an employee's compensation. Annual additions to a participant's account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by Covenant Transport, Inc., cannot exceed certain levels established by federal tax codes.

   Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant vests 20 percent annually and is 100 percent vested after five years of credited service.

   Payment of Benefits - On retirement or termination of service, a participant may receive a lump-sum amount equal to the value of the vested portion of their account.

   Investment of Account - The Plan has five funds in which individual accounts may be invested. The funds are as follows:

      Fund A - SunTrust Employee Benefit Stable Asset Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of insurance company guaranteed investment contracts and short-term money market instruments.

      Fund B - STI Classic Investment Grade Bond Fund - This fund is managed by SunTrust Bank. The fund is a bond fund which invests primarily in government and corporate obligations.

      Fund C - STI Classic Value Income Fund - This fund is managed by SunTrust Bank. The fund is a stock fund which invests primarily in equity securities.

      Fund D - STI Classic Capital Growth Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of common stocks, warrants, and convertible securities which in the advisor's opinion are undervalued.

      Fund E - Covenant Transport 401(k) Unitized Stock Fund - This fund invests in the stock of Covenant Transport, Inc.

1. DESCRIPTION OF PLAN, continued:

   Allocation of Benefits - The Plan instrument requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of principal, income and forfeitures. Employer voluntary contributions are allocated to all eligible employees based on the employees contributions for the period.

   Forfeitures - Forfeiture of a terminated participant's nonvested account occurs in plan years in which he receives a distribution of the full vested value as defined in the Plan document. Forfeitures are used to reduce the Company's future payments and are allocated in the same manner as matching employer contributions. Forfeitures for the year ended December 31, 1997 were $44,321.

   Administrative Expenses - The administrative expenses of the Plan are paid by the Plan.


2. SIGNIFICANT ACCOUNTING POLICIES:

   Method of Accounting - The Plan's financial statements have been prepared using the accrual basis of accounting.

   Investments - Investments are carried at fair value, as determined using the quoted market prices.

   Investment Income - The Plan presents, in the statement of changes in net assets available for plan benefits, the realized gains or losses and the unrealized appreciation (depreciation) in the fair value of its investments . Realized gains (losses) are computed using the weighted average price per share as the cost of the asset.

   Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods.
   Actual results could differ from these estimates.


3. ADMINISTRATION:

   The Plan is administered by SunTrust Bank Trust and Investment Services, the Plan Trustee, who has overall responsibility for the investment of assets, accounting for financial transactions and distributions to participants.

4. INVESTMENTS:

   Investments held at December 31, 1997 and 1996, including those representing five percent or more of the Plan's net assets, are as follows:

                                                            1997        1996

      SunTrust Employee Benefit Stable Asset Fund,
           43,558 and 32,810 shares, respectively        $1,072,078 $  758,888

      STI Classic Investment Grade Bond Fund,
           47,078 and 30,379 shares respectively            496,671    309,883

      STI Classic Value Income Fund, 79,113 and
          51,593 shares, respectively                     1,013,440    629,637

      STI Classic Capital Growth Fund, 106,220 and
           69,717 shares, respectively                    1,550,817    919,055

      Covenant Transport 401(k) Unitized Stock Fund,
           97,279 and 60,637 shares, respectively           786,541    467,833
                                                         ---------------------
                                                         $4,919,547 $3,085,296
                                                         =====================


   Realized gains and losses on investments for the year ended December 31, 1997, are as follows:


                                            Aggregate    Aggregate       Net
                                              Cost       Proceeds       Gain

      Bonds                              $  537,535    $  564,187    $ 26,652
      Common stock                          528,876       953,202     424,326
      Covenant Transport 401(k)
        Unitized stock fund                 295,769       307,410      11,641
                                         ----------    ----------    --------

           Total                         $1,362,180    $1,824,799    $462,619
                                         ==========    ==========    ========

5. PARTICIPANT FUNDS:

   The participants can elect to have their accounts invested in any of five funds, as described in Note 1. An analysis of the changes in the separate funds is as follows for the year ended December 31, 1997:



                                Fund A   Fund B    Fund C     Fund D    Fund E    Total

   Net appreciation         $   48,321 $ 14,727 $  163,639 $  294,420 $ 13,420 $  534,527
   Dividends                       -     21,451     16,999      7,325      -       45,775
   Contributions:
     Employer                  130,033   52,506     74,957    122,566  123,613    503,675

     Employee                  376,263  192,835    297,743    455,683  349,632  1,672,156

   Benefit payments           (252,570) (98,428)  (188,794)  (240,428)(120,135)  (900,355)
   Administrative expenses      (2,694)  (1,049)    (2,325)    (3,476)  (2,034)   (11,578)
   Transfers                    15,427    6,305     23,357     (1,562) (43,527)       -


   Net increase                314,780  188,347    385,576    634,528  320,969  1,844,200

   Net assets available for
     plan benefits:
   Beginning of year           733,208  317,156    645,703    937,088  474,907  3,108,062
                            -------------------------------------------------------------

   End of year              $1,047,988 $505,503 $1,031,279 $1,571,616 $795,876 $4,952,262



6. PLAN TERMINATION:

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


7. FEDERAL INCOME TAXES:

   The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. FORM 5500

   Differences between the Plan's 1997 financial statements and Form 5500 ERISA filing are as follows:

                                                      Financial      Form
                                                     Statements      5500

   Investment income                                   $580,302    $571,013
   Stable Asset Fund                                 $1,072,078  $1,071,966
   Other Mutual Funds                                $3,060,928  $3,051,755
   Employer Securities                                 $786,541    $786,537


   The above differences are due to rounding, accrued income and certain classifications which were used in the financial statements, but not the Form 5500.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1997



        (b)                              (c)
Identity of issuer,        Description of investment including                     (e)
borrower, lessor,          maturity date, rate of interest,            (d)       Current
or similar party           collateral, par or maturity value           Cost       Value

SunTrust Bank              Employee Benefit Stable Asset Fund,
                            43,558 shares                          $1,001,749  $1,072,078

SunTrust Bank              STI Classic Investment Grade Bond Fund,
                            47,078 shares                             483,249     496,671

SunTrust Bank              STI Classic Value Income Fund,
                            79,113 shares                           1,029,332   1,013,440

SunTrust Bank              STI Classic Capital Growth Fund,
                            106,220 shares                          1,541,963   1,550,817

Covenant Transport, Inc.   Covenant Transport 401(k) Unitized
                            Stock Fund, 97,279 shares                 829,485     786,541
                                                                   ----------- ----------

                                                                   $4,885,778  $4,919,547





See accompanying Report of Independent Accountants.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Item 27d - Schedule of Reportable Transactions
For the year ended December 31, 1997



1. Single transactions exceeding 5% of total assets as of December 31, 1997.

                          None

2. Series of transactions of same issue exceeding 5% of total assets as of December 31, 1997.




                                                                    (h)
                                                                 Current
   (a)                                                           Value of       (i)
Identity          (b)                (c)       (d)       (g)     Asset on     Net
of Party       Description        Purchase   Selling   Cost of   Transaction  Gain or
Involved       of Asset           Price      Price     Asset     Date         (loss)

SunTrust Bank  Stable Asset Fund  $680,701  $   -     $680,701   $   -        $   -

SunTrust Bank  Stable Asset Fund      -      421,085   395,886    421,085       25,199

SunTrust Bank  Investment Grade
                Bond Fund          315,765      -      315,765       -            -

SunTrust Bank  Investment Grade
                Bond Fund             -      143,102   141,650    143,102        1,452

SunTrust Bank  Value Income Fund   614,553      -      614,553       -            -

SunTrust Bank  Value Income Fund      -      235,328   218,749    235,328       16,579

SunTrust Bank  Capital Growth Fund 899,578      -      899,578       -            -

SunTrust Bank  Capital Growth Fund    -      333,420   310,127    333,420       23,293

Covenant       401(k) Unitized
  Transport     Stock Fund         513,960      -      513,960       -            -

Covenant       401(k) Unitized
  Transport     Stock Fund            -      307,409   295,769    307,409       11,640






See accompanying Report of Independent Accountants.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   COVENANT TRANSPORT, INC. 401(K) AND
                                   PROFIT SHARING PLAN

                                   COVENANT TRANSPORT, INC.
Date: 6/30/98

                                   By:        /s/
                                      David R. Parker, Chairman, President, and
                                      Chief Executive Officer